PRIMARI

Friendly AI for *Anywhere/Any Time* Working Professionals

The Product.

A Digital Analyst (*DAN*) powered by PRIMARI's Friendly AI, designed for the use of busy executives and other business professionals who value time and convenience. PRIMARI's Friendly AI allows professionals from any business function to easily and conveniently delegate their assignments to *DAN* for a fast turnaround. Through a simple e-mail, text or voice command, *DAN* interacts with a broad range of business applications and social media platforms to complete research tasks, market analyses or more complex projects within minutes.

As a friendly Digital Analyst powered by AI, *DAN*'s versatile skill set includes the ability to:

- Immediately action business assignments requested via the user's e-mail, text or voice prompt
- Gather public data from web sources and (when required and permitted by the user) automatically and securely access proprietary, user-controlled platforms and datasets, to complete projects to user specifications
- Distribute and publish user content, when directed, across business and social media applications and platforms
- Produce quantitative and qualitative analyses, presentation-ready slides and customized reports
- Quickly respond and deliver users' assignments in minutes

Problems *DAN* solves.

- **Time Scarcity:** Urgency and shortage of time are common in today's business environment – *DAN completes business assignments in minutes instead of hours*
- **Current Technology Causes Delays:** Business tasks often involve the use of numerous applications, many of which require technical know-how, vendor-specific skills and manual processes - *DAN's Friendly AI makes front-end user interfaces and manual tasks unnecessary to complete business assignments*
- **Skill Scarcity:** Professionals are often unwilling to learn new, unintuitive, "hi-tech" applications – *DAN makes skills unnecessary, conveniently allowing even novice users to operate any software with one simple skill (communication)*
- **People Don't Scale:** Recruiting and training staff to operate new, advanced technologies is time-consuming and expensive – *DAN's Friendly AI removes the need for skills making it easy for any user, with just a simple e-mail, text or voice prompt DAN significantly reduces workloads in a convenient and affordable manner*

Universal Market Opportunity.

- *DAN* is available to users individually, or as members of a subscribing enterprise
- Any organization, large or small, public or private, may subscribe for access to *DAN*'s capabilities

Business Model.

- Free version - Includes *DAN's* universal business skills and connection to publicly-available data sources
- Professional subscription - Includes *DAN*'s premium business skills and connection to users' platforms and data sets
- Enterprise subscription - Includes *DAN's* customized skills and connection to proprietary data sources

Competitive Advantages.

- *DAN*'s convenient and Friendly AI is readily accessible to both novice and expert users
- *DAN*'s business skillset, delivered within minutes, provides immediate value to all business users
- *DAN*'s broad analytical and business skills offer a value-added solution to any industry and user type
- *DAN*'s value to users and organizations constantly increases through its ability to learn new skills across platforms

Team.

Co-founders, Francisco Gomez and Andrei Volgin, lead PRIMARI.

- Francisco Gomez – Former Global Manager of Strategy & Operations (PwC); Former Business Intelligence Manager (Kirkland & Ellis); Former Strategy and Analytics Client Relationship Manager (Dealogic)
- Andrei Volgin - Co-Founder (Spiral Universe); Founder (Adamant Media Corp.); Founder (Adamant Financial Corp.)
- Darshan Khedekar (Advisor) - Digital Data Architect (NASDAQ)*;* Former Data Technologist (Deutsche Börse)

Board of Directors.

- Katherine Kalin - Board Member (Clinical Genomics, Brown Advisory); Former CVP Corporate Strategy (Celgene); Former VP Marketing/Sales, Corporate Development (Johnson & Johnson); Former Partner (McKinsey & Co.)
- Diane D'Erasmo - Board Member (BHI Advisory), (White & Warren); Retired Vice Chair (HSBC Bank USA, N.A.)